UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 10, 2011**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

First Financial Holdings, Inc. (the "Company") (Nasdaq: FFCH), announced that CEO R. Wayne Hall and CFO Blaise Bettendorf will present at the Sandler O'Neil + Partners 2011 East Coast Financial Services Conference on Thursday, November 10, 2011. You may access the live webcast via a link on the Company's website at www.firstfinancialholdings.com. Additionally, this quarterly investor presentation will be available on our website and will be used throughout the quarter.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: November 10, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	Investor Presentation.

Exhibit 99.1

First Financial Holdings, Inc.

Nasdaq: FFCH

September 30, 2011

Forward-looking Statements

Discussions and statements in this presentation that are not statements of historical fact and statements regarding First Financial Holdings Inc.'s ("First Financial") future financial and operating results, plans, objectives, expectations and intentions, are forward-looking statements that involve risks and uncertainties. No forward-looking statement is a guarantee of future performance and actual results could differ materially. Factors that could cause or contribute to such differences include, without limitation, risks and uncertainties detailed from time to time in First Financial's filings with the Securities and Exchange Commission.

Other factors not currently anticipated may also materially and adversely affect First Financial's results of operations, cash flows, and financial position. There can be no assurance that future results will meet expectations. While First Financial believes that the forward-looking statements in this presentation are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. First Financial does not undertake, and expressly disclaims any obligation to update or alter any statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview

Corporate Profile

- **Carolinas-based financial institution**
  - Largest publicly traded bank headquartered in Charleston, SC
  - Serving customers' banking needs for 77 years
  - Primary markets located in the Coastal Carolinas and Florence, SC
  - Total of 65 financial centers with approximately 30% "in-store" locations
  - Convenient seven-day-a-week banking

- **Diversified business mix**
  - Mortgage origination services available through financial centers and third-party channels
    - Total servicing portfolio of $2.3 billion including $1.4 billion serviced for others
  - Wealth management group offers personal relationship banking, trust, brokerage, and 401(k) administration services
  - Business Banking team delivers cash management and small business advisory services

- **Strategic advantages**
  - Strong asset quality and improved credit trends
  - Culture of local high-touch service and knowledge-based advisors
  - Experienced management team and associates
  - Strong markets and distribution channels
  - Solid capital levels and access to capital

FFCH Footprint



#7 Market Share
$162 Million Deposits
5 Branches

#6 Market Share
$276 Million Deposits
9 Branches

#6 Market Share
$364 Million Deposits
19 Branches

HEADQUARTERS
#2 Market Share
$1.48 Billion Deposits
29 Branches

#12 Market Share
$92 Million Deposits
3 Branches

Charlotte

★Raleigh

Florence

Wilmington

★Columbia

Myrtle Beach/Grand Strand

Charleston

Hilton Head

NASDAQ Traded	FFCH
Headquarters	Charleston, SC
Bank Founded	1934
Branches	65
Asset Size	$3.2 Billion
Loans	$2.4 Billion
Deposits	$2.3 Billion

Note: FDIC deposit data as of June 30, 2011
Data Source: SNL Financial

First Financial Holdings, Inc.

Management Team

Name	Position	Age	Years of Financial Services Experience	Relevant Experience
R. Wayne Hall	President and Chief Executive Officer	61	36	EVP / CRO at Provident Bank
Blaise B. Bettendorf	Executive Vice President - Chief Financial Officer	48	27	SVP / CFO at Carolina Commerce Bank, and Summit National Bank; Previously Audit Manager with PricewaterhouseCoopers
J. Dale Hall	Executive Vice President - Chief Banking Officer	63	41	SVP / Commercial Market Executive at Bank of America
Joseph W. Amy	Executive Vice President - Chief Credit Officer	61	37	Credit positions at Mellon and U.S. Bank
Richard A. Arthur	Executive Vice President - Retail Banking	38	15	SVP at Bank of America
Susan A. Bagwell	Executive Vice President - Human Resources	47	25	VP Human Resources at First Federal
Robert L. Davis	Executive Vice President - Corporate Counsel	58	29	Managing Director and General Counsel at Provident Bankshares Corporation/Provident Bank
John N. Golding	Executive Vice President - Commercial Banking	43	21	SVP at Wachovia/Wells Fargo
Kellee S. McGahey	Senior Vice President of Marketing	32	1	Assistant Director at College of Charleston/Lowcountry Graduate Center
Eartha C. Morris	Executive Vice President - Support Services	54	33	EVP / COO at Congressional Bank EVP / Head of Bank Operations at PNC Bank (formerly Riggs National Bank)
Daniel S. Vroon	Executive Vice President - Wealth Management	43	14	SVP Bank of America

Strategic Transformation

Initiatives Accomplished

- **Reduced level of nonperforming assets**
  - Completed sale of selected performing loans and classified assets in October 2011
  - Ongoing management of future negative migration by proactively addressing credit issues
  - Enhanced marketing/auction program to more aggressively move OREO off books

- **Completed exit from insurance business**
  - Generated internal capital and eliminated all goodwill from balance sheet
  - Focus on core banking business

- **Improved capital position**
  - Tangible common equity ratio of 6.27% and consolidated total risk-based capital ratio of 14.36%, with post-asset sale pro forma ratios in excess of 6.60% and 15.20%, respectively

- **Developed new retail deposit product set**
  - Streamlined retail product offerings for customers and established enhanced sales process to further develop customer relationships and increase products per household
  - Added revenue enhancing complementary products related to debit card incentives and intelligent overdraft limits

Strategic Transformation
Ongoing Initiatives

- **Maintain sustainable profitability**
  - Anticipate credit cost reductions related to improved credit quality
  - Continue to manage strong net interest margin and focus on growing earning assets
  - Continue to implement workflow and process improvement initiatives to drive savings and improve operating efficiencies
  - Expand complementary lines of business and revenue enhancement opportunities

- **Position the franchise for the future**
  - Maximizing the potential of Business Banking and other lending opportunities focusing on organic growth
  - Expand noninterest income sources through wealth management, mortgage banking and other areas
  - Establish TARP repayment plan to be approved by regulators
  - Consider financially and strategically attractive FDIC-assisted transactions
  - Defer traditional acquisitions until improvement in stock price provides opportunity for non-dilutive expansion

Execution of Loan Sale

- **Completed sale of selected performing loans and classified assets in October 2011, improving First Federal's credit risk profile**
  - Pool comprised of both nonperforming and performing loans with higher risk of credit deterioration or relationship with other loans in the pool
  - Competitive process with limited number of prequalified bidders
  - Contractual principal balance of $197.9 million ($59.7 million carrying value) as of the August 31, 2011 sale cutoff date
  - 2 separate closings – October 27, 2011 and mid-November 2011

- **October 27th closing summary**
  - Gross cash proceeds of approximately $81 million
  - Pre-tax gain on sale of approximately $20 million

- **Significant improvement in credit metrics post-sale:**
  - Non-covered nonperforming assets to total assets = 1.23%
  - Non-covered classified assets to consolidated Tier 1 capital + Allowance = 24.76%
  - Non-covered nonperforming assets = $39.5 million
  - Non-covered classified loans = $73.7 million

Credit Quality

Credit Management

- **Approval process**
  - Dual signature process
  - Commercial approval grid in place based on aggregate credit exposure and risk rating
  - Management Loan Committee meets regularly to review previously booked loans
  - Consumer approval grid based on loan type and loan amount
  - Recently introduced centralized loan approval system in Retail Banking

- **Regular internal loan monitoring**
  - Reviews cover commercial loans greater than $200,000 and more than 30 days past due as well as all criticized and classified loans over $500,000
  - Appraisals updated at least annually or more frequently as circumstances warrant

- **Managing migration**
  - Monthly problem loan review meetings develop detailed action plans for criticized and classified loans as well as monitor existing action plans, including approval of appropriate updates or amendments
  - Analytical reviews project potential inflows to problem loans in order to proactively address individual credits and determine responses to developing trends
  - Actively explore all resolution options to determine most appropriate disposition strategy in a timely manner, including short sale, note sale, OREO price adjustments, etc.

Credit Trends

($ in millions)	As of and for the Quarter ended				
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
Credit Metrics Excluding Loans Held For Sale (LHS) [1]					
Total nonperforming assets ("NPA")	$ 153.1	$ 176.3	$ 182.3	$ 70.4	$ 67.2
NPAs/assets	4.61%	5.34%	5.52%	2.18%	2.10%
Net charge-offs ("NCO")	17.7	9.0	15.9	12.4 [2]	7.9 [2]
NCOs/average loans	2.73%	1.39%	2.45%	1.95% [2]	1.34% [2]
Criticized loans [3]	$ 96.1	$ 82.8	$ 82.3	$ 67.3	$ 62.4
Classified assets [3]	249.3	272.9	273.7	149.3	132.2
FFSL Ratios:					
Texas ratio [4]	49.77%	57.72%	57.24%	28.49%	25.53%
Classified assets/FFSL tier 1 capital + allowance for loan losses ("ALL")	68.73%	74.47%	75.40%	50.58%	41.59%
FFCH ratios:					
Pro forma classified assets/FFCH tier 1 capital + ALL [5]	(3)	66.75%	67.79%	41.57%	36.62%
Credit Metrics Excluding LHS and Covered Assets [6]					
Total nonperforming assets	$ 138.4	$ 156.0	$ 159.9	$ 46.2	$ 39.5
NPAs/assets	4.16%	4.72%	4.84%	1.43%	1.23%
Criticized loans [3]	$ 84.0	$ 70.6	$ 67.7	$ 56.2	$ 54.3
Classified assets [3]	220.3	237.2	236.8	101.0	89.4
FFSL Ratios:					
Texas ratio [1]	44.40%	51.09%	50.26%	19.33%	16.08%
Classified assets/FFSL tier 1 capital + ALL	60.74%	64.75%	65.23%	34.21%	28.12%
FFCH ratios:					
Pro forma classified assets/FFCH tier 1 capital + ALL [5]	(3)	58.03%	58.64%	28.12%	24.76%

[1] Loans held for sale includes $42.7 million and $39.4 million of nonperforming loans at June 30, 2011 and September 30, 2011, respectively.

[2] Excludes charge-offs of $95.0 million and $2.2 million from loans reclassified to held for sale for the quarters ending June 30, 2011 and September 30, 2011, respectively.

[3] Criticized loans and classified assets (consisting of classified loans and OREO) are based on regulatory guidance.

[4] Texas Ratio defined as Delinquent Loans+ Nonperforming Assets / FFSL Tangible Common Equity + Allowance for Loan Losses.

[5] Effective March 31, 2012; First Financial will be required to report Tier 1 capital on a consolidated basis. The amounts displayed are projected using the end of period data, and are calcuated using the Federal Reserve Bank guidance.

[6] Covered assets represent those acquired in the Cape Fear Bank FDIC-assisted transaction and are subject to a loss-sharing agreement.

First Financial Holdings, Inc.

Credit Quality

($ in thousands)	As of June 30, 2011			As of September 30, 2011		
	Total Delinquent [1]	Total NPLs [2]	ALL/NPLs at June 30, 2011	Total Delinquent [1]	Total NPLs [2]	ALL / NPLs at September 30, 2011
Residential loans						
Residential 1-4 family	$ 1,404	$ 1,975	269.27%	$ 1,722	$ 2,329	233.40%
Residential construction	---	---	---	---	---	---
Residential land	325	451	486.70	65	1,140	197.37
Total residential loans	1,729	2,426	315.29%	1,787	3,469	224.73%
Commercial loans						
Commercial business	2,387	3,664	118.42%	868	4,322	103.77%
Commercial real estate	2,703	17,198	70.03	3,394	18,400	65.17
Commercial construction	---	1,451	73.33	595	266	250.00
Commercial land	821	5,411	139.70	537	6,310	118.43
Total commercial loans	5,911	27,724	90.20%	5,394	29,298	84.02%
Consumer loans						
Home equity	3,266	9,165	153.84%	3,408	6,871	192.27%
Manufactured housing	2,298	2,953	172.84	2,600	2,922	176.45
Marine	264	94	NM[3]	980	47	NM[3]
Other consumer	589	205	NM[3]	629	298	NM[3]
Total consumer loans	6,417	12,417	183.91%	7,617	10,138	216.24%
Total loans	$ 14,057	$ 42,567	130.36%	$ 14,798	$ 42,905	126.64%
Totals excluding covered loans	$ 11,092	$ 25,649	216.35%	$ 12,103	$ 23,926	227.09%
ALL as a percent of gross loans			2.34 %			2.31%
ALL as a percent of non-covered loans			2.51 %			2.47%

[1] Loans 30-89 days past due.

[2] Includes loans 90+ days past due still accruing interest and restructured loans still accruing.

Classified Loans

| ($ in thousands) | As of June 30, 2011 | | | As of September 30, 2011 | | | | |
	Total Classified	%	Allocated Reserves	Covered Classified	Non-covered Classified	Total Classified	%	Allocated Reserves
Residential loans								
Residential 1-4 family	$ 2,343	2%	$ 246	$ 944	$ 2,302	$ 3,246	3%	$ 404
Residential land	9,234	8	256	173	1,288	1,461	1	259
Total residential loans	11,577	10%	502	1,117	3,590	4,707	4%	663
Commercial loans								
Commercial business	12,571	10%	1,243	5,121	7,568	12,689	12%	1,335
Commercial real estate	65,697	54	5,054	23,097	39,643	62,740	58	5,083
Commercial construction	3,380	3	667	282	1,884	2,166	2	224
Commercial land	15,811	13	2,109	4,070	11,480	15,550	15	2,037
Total commercial loans	97,459	80%	9,073	32,570	60,575	93,145	87%	8,679
Consumer loans								
Home equity	9,172	8%	2,322	335	6,530	6,865	6%	858
Manufactured housing	2,953	2	422	---	2,792	2,792	3	398
Marine	94	---	19	---	47	47	---	9
Other consumer	205	---	24	89	209	298	---	44
Total consumer loans	12,424	10%	2,787	424	9,578	10,002	9%	1,309
Total classified loans	$ 121,460	100%	$ 12,362	$ 34,111	$ 73,743	$ 107,854	100%	$ 10,651

Delinquent Loans



($ in thousands)

Note: Delinquent loans include loans past due 30-89 days.

Nonperforming Loans



Note: Nonperforming loans include loans past due 90+ days still accruing interest and restructured loans still accruing interest. Nonperforming loans held for sale of $43 million and $39 million were excluded from the graph, for the quarters ended June 30, 2011 and September 30, 2011 respectively.

Other Repossessed Assets



Note: Other repossessed assets excludes $1.9 million of non-covered other real estate owned that was included in assets held for bulk sale at September 30, 2011.

Net Charge-offs and Provision



($ in thousands)

Note: Delinquent loans include loans past due 30-89 days.

FINANCIAL REVIEW

4ᵗʰ Quarter Highlights

- Return to profitability

- Considerable increase in net income from continuing operations

- 2ⁿᵈ consecutive quarter of improvement in pre-tax pre-provision earnings from continuing operations

- Charge-offs from regular credit practices lowest in eight quarters

- 3ʳᵈ consecutive quarter of increases in service charges and fee income

- Completed insurance subsidiary sales and generated internal capital

Balance Sheet Summary

($ in thousands)	As of				
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
Total assets	$ 3,323,015	$ 3,301,338	$ 3,302,012	$ 3,221,544	$ 3,206,310
Investment securities	473,372	435,498	446,464	478,570	469,561
Performing loans	2,423,192	2,426,735	2,403,579	2,329,502	2,312,375
Nonperforming loans	141,156	156,632	156,266	42,567	42,905
Total loans	2,564,348	2,583,367	2,559,845	2,372,069	2,355,280
Allowance for loan losses	86,871	88,349	85,138	55,491	54,333
Net loans	2,477,477	2,495,018	2,474,707	2,316,578	2,300,947
Deposits	2,415,063	2,409,612	2,344,780	2,315,745	2,302,857
Borrowings	555,439	544,310	608,710	604,704	605,204
Equity	318,190	315,322	311,527	266,564	268,506
Loan/deposit ratio	106.18%	107.21%	109.17%	102.43%	102.28%
Allowance for Loans losses/total loans	3.39%	3.42%	3.33%	2.34%	2.31%

Investment Portfolio

- 46% fixed / 54% variable

- Modified duration: 1.99 years

- Private label / CMO: Mostly 2003-2005 vintages; all but 3 securities are in super senior or senior tranches (3 are in mezzanine); part of at least one support tranche exists on all CMOs

- Bank trust preferred CDOs: <$1 Million individually; all are in mezzanine tranche

($ in thousands)	As of					
	September 30, 2010			September 30, 2011		
	Amortized Cost	Estimated Fair Value	Tax Equivalent Yield	Amortized Cost	Estimated Fair Value	Tax Equivalent Yield
Securities available for sale						
Obligations of the U.S. Government agencies and corporations	$ 2,021	$ 2,049	1.06%	$ 1,826	$ 1,863	0.82%
State and municipal obligations	450	466	6.85	450	481	6.96
Collateralized debt obligations	7,780	3,417	1.60	7,127	3,074	1.44
Mortgage-backed securities	79,754	83,148	3.83	85,306	88,957	3.52
Collateralized mortgage obligations	303,088	312,097	4.96	306,525	312,513	4.18
Other securities	5,809	6,799	3.25	5,431	5,220	3.44
Total securities available for sale	$ 398,902	$ 407,976	4.36	$ 406,665	$ 412,108	3.95
Securities held to maturity						
State and municipal obligations	$ 21,623	$ 23,972	8.05	$ 20,863	$ 23,354	8.09
Certificates of deposit	906	906	1.95	808	808	1.69
Total securities held to maturity	22,529	24,878	7.49%	21,671	24,162	7.56%

First Financial Holdings, Inc.

Loan Composition

September 30, 2011


4%
12%
38%
16%
4%
3%
3%
20%
Residential 1-4 family
Residential construction and land
Commercial business
Commercial real estate
Commercial construction and land
Home equity
Manufactured housing
Marine and other consumer

($ in thousands)	Total Portfolio Post Reclass	%	Covered [1]
Residential loans			
Residential 1-4 family	$ 909,907	38%	$ 2,834
Residential construction	16,431	1	---
Residential land	40,725	2	7,743
Total residential loans	967,063	41%	10,577
Commercial loans			
Commercial business	80,871	3%	12,589
Commercial real estate	471,296	20	85,133
Commercial construction	15,051	1	1,161
Commercial land	67,432	3	16,495
Total commercial loans	634,650	27%	115,378
Consumer loans			
Home equity	369,213	16%	26,516
Manufactured housing	276,047	12	---
Marine	55,243	2	---
Other consumer	53,064	2	1,749
Total consumer loans	753,567	32%	28,265
Total loans	$ 2,355,280	100%	$ 154,220

[1] "Covered Loans" were acquired in the Cape Fear Bank FDIC-assisted transaction and are subject to a loss-sharing

Loan Trends



($ in millions)
$3,000
$2,000
$1,000
$0
6.00%
5.80%
5.60%
5.40%
5.20%
5.00%
$2,564
$2,583
$2,560
$2,372
$2,355
$794
$786
$772
$765
$753
5.60%
5.52%
5.42%
5.39%
5.50%
$863
$840
$803
$649
$635
$907
$957
$985
$958
$967
Sept-10
Dec-10
Mar-11
Jun-11
Sep-11
Residential
Commercial
Consumer
Weighted Average Yield for Quarter

Deposit Mix

September 30, 2011



($ in thousands)	Balance	Weighted Average Rate September 30, 2010	Balance	Weighted Average Rate at September 30, 2011
Noninterest-bearing	$ 227,477	---	$ 279,152	---
Interest-bearing	386,267	0.49 %	440,377	0.23 %
Savings	166,626	0.25	192,828	0.17
Money market	340,331	0.64	312,231	0.38
Total core deposits	1,120,701		1,224,588	
Certificates of deposit:				
Retail CDs < $100,000	440,676	2.42	463,764	1.63
Retail CDs ≥ $100,000	558,698	2.17	361,110	1.93
Total retail CDs	999,374		824,874	
CDARs	69,280	1.06	90,748	0.74
Brokered CDs	225,708	1.58	162,647	1.19
Total wholesale CDs	294,988		253,395	
Total deposits	$ 2,415,063	1.30 %	$ 2,302,857	0.85 %

- Noninterest-bearing
- Interest-bearing
- Savings
- Money market
- Retail CDs < $100,000
- Retail CDs > $100,000
- CDARs
- Brokered CDs

Deposit Trends


($ in millions)
$2,500
$2,000
$1,500
$1,000
$500
$0
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
$2,415
$2,410
$2,345
$2,316
$2,303
1.43%
1.37%
1.28%
1.12%
1.03%
$1,294
$1,299
$1,173
$1,138
$1,078
$507
$483
$502
$506
$505
$386
$406
$437
$437
$441
$228
$222
$233
$235
$279
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Non-interest Bearing
Interest Bearing
Savings and Money Market
CDs
Weighted Average Cost of Deposits For the Quarter

Liquidity Sources

September 30, 2011

Primary Source Availability

Total Available = $717 million



- FRB
- FHLB
- Fed Funds
- Unpledged Securities

$215
$213
$35
$254

- Stable core deposit base
- Multiple funding sources
- Consistent cash flows from securities portfolio
- Capacity to obtain additional Brokered and Jumbo CDs

Key Liquidity Ratios:	September 30, 2010	September 30, 2011
Funding Availability/Assets	18.81%	22.42%
Total Deposits/Total Funding	82.70%	80.77%
Brokered Deposits/Total Funding	10.03%	8.72%
Unpledged Securities/Total Assets	3.20%	6.76%

Capital Position

	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
			As of		
First Financial (FFCH)					
Equity to assets	9.58%	9.55%	9.43%	8.27%	8.37%
Tangible common equity to tangible assets[1]	6.55	6.51	6.40	6.08	6.27
Book value per common share	$ 15.32	$ 15.15	$ 14.92	$ 12.20	$ 12.31
Tangible common book value per share[1]	13.02	12.86	12.65	11.83	12.16
Dividends paid per common share, authorized	0.05	0.05	0.05	0.05	0.05
Common shares outstanding, end of period (000s)	16,527	16,527	16,527	16,527	16,527
Proforma:					
Leverage capital ratio [2]	(2)	9.99%	9.77%	9.45%	9.59%
Tier 1 risk-based capital ratio [2]	(2)	13.11	13.11	12.97	13.19
Total risk-based capital ratio [2]	(2)	14.38	14.38	14.23	14.36
Tier 1 common equity to risk-based assets	(2)	8.59	8.57	8.21	8.38
First Federal (FFSL)					
Leverage capital ratio	8.47%	8.58%	8.58%	7.48% [3]	8.26%
Tier 1 risk-based capital ratio	11.27	11.42	11.51	10.07 [3]	11.26
Total risk-based capital ratio	12.55	12.69	12.78	11.33 [3]	12.53

[1] Non-GAAP

[2] Effective March 31, 2012, FFCH will be required to report risk-based capital on a consolidated basis. The amounts displayed are projected using the end of period data, and are calcuated using the Federal Reserve Bank guidance.

[3] FFCH downstreamed $20 million of capital to FFSL in July 2011. After the effect of the capital downstream the June 30, 2011 pro forma leverage capital, tier 1 risk-based capital, and total risk based capital ratios for FFSL are 8.05%, 10.91% and 12.18%, respectively.

Operating Results Highlights

($ in thousands)	For the Quarter ended					For the Years Ended	
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011
Net (loss) income	$ (1,172)	$ 1,167	$ (430)	$ (43,000)	$ 1,077	$ (36,789)	$ (41,186)
Net interest income	30,834	30,248	29,287	29,416	29,064	126,547	118,015
Provision for loan losses[1]	17,579	10,483	12,675	77,803	8,940	125,194	109,901
Noninterest income	12,842	10,580	11,255	11,422	14,238	45,947	47,495
Noninterest expense	29,396	28,570	30,145	28,599	29,588	112,577	116,902
(Loss) income from continuing operations	(1,732)	1,139	(1,365)	(40,276)	2,881	(39,308)	(37,621)
Income (loss) from discontinued operations (net of income taxes)[2]	560	28	935	(2,724)	(1,804)	2,519	(3,565)
EPS - continuing operations	(0.16)	0.01	(0.14)	(2.50)	0.12	(2.61)	(2.51)
EPS - common	(0.13)	0.01	(0.08)	(2.66)	0.01	(2.46)	(2.72)
Pretax preprovision earnings from continuing operations [2]	14,280	12,258	10,397	12,239	13,714	59,917	48,608
Net interest margin	3.92%	3.83%	3.83%	3.83%	3.87%	3.95%	3.84%

[1] June 30, 2011 and September 30, 2011 includes $65.7 million and $1.4 million, respectively in additional net provision due to the reclassification of loans to loans held for sale.

[2] Sale of FSIS was completed on June 1, 2011 and the sale of Kimbrell was completed on September 30, 2011

First Financial Holdings, Inc.

Net Interest Margin Analysis

($ in thousands)	For the Quarter Ended						Change in		
	September 30, 2010			September 30, 2011					
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Basis Points
Earning assets:									
Interest-bearing deposits	$ 8,516	$ 5	0.23%	$ 23,251	$ 11	0.19%	$ 14,735	$ 6	(4)
Investment securities[1]	457,362	5,562	4.99	468,360	4,390	3.89	10,998	(1,172)	(110)
Loans[2]	2,602,059	36,752	5.60	2,442,071	33,828	5.50	(159,988)	(2,924)	(10)
FDIC indemnification asset	67,088	789	4.67	58,399	327	2.22	(8,689)	(462)	(245)
Total earning assets	3,135,025	43,108	5.47	2,992,081	38,556	5.13	(142,944)	(4,552)	(34)
Interest-bearing liabilities:									
Deposits	2,224,166	8,042	1.43	2,053,121	5,323	1.03	(171,045)	(2,719)	(40)
Borrowings	519,619	4,232	3.23	595,508	4,169	2.78	75,889	(63)	(45)
Total interest-bearing liabilities	2,743,785	12,274	1.77	2,648,629	9,492	1.42	(95,156)	(2,782)	(35)
Net interest income		$ 30,834			$ 29,064			$ (1,770)	
Net interest margin			3.92%			3.87%			(5)

[1] Interest income used in the average rate calculation includes the tax equivalent adjustment of $149 thousand, and $159 thousand for the quarter ended September 30, 2010 and 2011, respectively, calculated based on a federal tax rate of 35%.

[2] Average loans include loans held for sale and nonaccrual loans. Loan fees, which are not material for any of the periods, have been included in loan interest income for the rate calculation.

First Financial Holdings, Inc.

Net Interest Margin Analysis

($ in thousands)	For the Year Ended						Change in		
	September 30, 2010			September 30, 2011					
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Basis Points
Earning assets:									
Interest-bearing deposits	$ 6,938	$ 12	0.17%	$ 11,931	$ 20	0.17%	$ 4,993	$ 8	---
Investment securities[1]	508,144	24,535	4.95	455,552	18,714	4.24	(52,592)	(5,821)	(71)
Loans[2]	2,637,613	152,522	5.78	2,557,507	139,535	5.46	(80,106)	(12,987)	(32)
FDIC indemnification asset	65,245	3,800	5.82	63,292	2,015	3.18	(1,953)	(1,785)	(264)
Total earning assets	3,217,940	180,869	5.64	3,088,282	160,284	5.21	(129,658)	(20,585)	(43)
Interest-bearing liabilities:									
Deposits	2,166,204	32,784	1.51	2,135,413	25,731	1.20	(30,791)	(7,053)	(31)
Borrowings	642,351	21,538	3.35	571,875	16,538	2.89	(70,476)	(5,000)	(46)
Total interest-bearing liabilities	2,808,555	54,322	1.93	2,707,288	42,269	1.56	(101,267)	(12,053)	(37)
Net interest income		$126,547			$118,015			$ (8,532)	
Net interest margin			3.95%			3.84%			(11)

[1] Interest income used in the average rate calculation includes the tax equivalent adjustment of $628 thousand, and $605 thousand for the years ended September 30, 2010, and 2011, respectively, calculated based on a federal tax rate of 35%.

[2] Average loans include loans held for sale and nonaccrual loans. Loan fees, which are not material for any of the periods, have been included in loan interest income for the rate calculation.

Noninterest Income

($ in thousands)	For the Quarter ended					For the Year ended	
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011
Service charges and fees on deposit accounts	$ 6,446	$ 6,278	$ 6,381	$ 6,982	$ 7,196	$ 25,574	$ 26,837
Mortgage and other loan income	4,389	2,642	1,124	2,051	2,743	11,436	8,560
Gain on disposition of loans held for sale	---	---	---	---	1,900	---	1,900
Trust, plan administration and brokerage fees	1,678	1,691	1,778	1,773	1,921	6,695	7,163
Other	559	503	675	670	647	5,095	2,495
Other-than-temporary-impairment	(230)	(534)	(122)	(54)	(169)	(2,853)	(879)
Gain on sale of security	---	---	1,419	---	---	---	1,419
Total noninterest income	$ 12,842	$ 10,580	$ 11,255	$ 11,422	$ 14,238	$ 45,947	$ 47,495
Noninterest income from discontinued operations[1]	$ 6,209	$ 5,249	$ 6,933	$ 4,556	$ 1,000	$ 25,289	$ 17,738

[1] Sale of FSIS was completed on June 1, 2011 and the sale of Kimbrell was completed on September 30, 2011

Noninterest Expense

($ in thousands)	For the Quarter ended					For the Year ended	
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011
Salaries and employee benefits	$ 14,664	$ 15,480	$ 15,614	$ 15,373	$ 14,672	$ 58,425	$ 61,139
Compensation agreements	---	---	1,782	---	---	---	1,782
Occupancy costs	2,217	2,058	2,208	2,116	2,188	8,514	8,570
Furniture and equipment	2,113	1,725	1,825	1,769	1,725	7,739	7,044
Other real estate owned expenses, net	2,637	1,127	(133)	800	3,115	6,751	4,909
FDIC insurance and regulatory fees	1,274	1,180	1,484	850	576	4,672	4,090
Professional services	1,080	1,542	1,326	1,094	1,521	4,118	5,483
Advertising and marketing	908	562	993	810	868	3,097	3,233
Other loan expense	602	902	925	1,099	990	2,049	3,916
Goodwill impairment	---	---	---	630	---	---	630
Intangible asset amortization	82	82	82	82	79	327	325
Other	3,819	3,912	4,039	3,976	3,854	16,885	15,781
Total noninterest expense	$ 29,396	$ 28,570	$ 30,145	$ 28,599	$ 29,588	$ 112,577	$ 116,902
Noninterest expense from discontinued operations[1]	$ 5,314	$ 5,214	$ 5,413	$ 8,408	$ 2,349	$ 21,106	$ 21,384

[1] Sale of FSIS was completed on June 1, 2011 and the sale of Kimbrell was completed on September 30, 2011

Investment Opportunity

- **Strong balance sheet**
  - Substantially reduced level of problem assets
  - Stable core deposit base
  - Strong capital position
  - Ample sources of liquidity

- **Core earnings enhancement opportunities**
  - Diversified income sources and opportunities for additional revenue enhancement products
  - Effective management of interest-rate risk
  - Improving business processes and cost control for operating efficiency gains
  - Anticipate credit cost reductions related to improved credit quality

- **Experienced senior management team**
  - Diverse backgrounds include national, regional and community banks

- **Demographically attractive banking markets**
  - Economic development initiatives in existing markets
  - Carolinas markets considered highly attractive locations for new businesses and growth opportunities

APPENDIX

Highly Attractive Markets



	Charleston MSA	Wilmington MSA	Myrtle Beach MSA	Georgetown Cty	Florence Cty	Hilton Head (1)	SC	NC
Population	671,833	367,101	279,428	64,020	203,405	186,450	4,649,749	9,552,054
Projected Population Growth	10.28 %	13.24 %	19.71 %	4.61 %	2.59 %	12.62 %	7.89 %	8.30 %
Median Household Income (HHI) ($)	$51,065	$49,403	$46,353	$44,475	$42,143	$59,404	$47,704	$50,887
Projected Median HHI Growth	12.59 %	13.18 %	12.07 %	14.89 %	16.56 %	10.49 %	12.50 %	13.38 %
Unemployment Rates[2]	9.00 %	10.20 %	10.50 %	10.80 %	11.50 %	8.90 %	10.60 %	10.00 %

(1) Beaufort County, South Carolina
(2) Unemployment data as of September 30, 2011
Data Source: SNL Financial as of June 30, 2010

First Financial Holdings, Inc.

Economic Updates

Charleston Market Targeted Industries

- **Aerospace/Aviation**
  - Boeing plant completed and Dreamliner production in process
    - Scheduled to deliver first 787 in mid-2012
    - Anticipate 3,800 direct jobs; opportunity to double with suppliers
  - For 2011 year-to-date, in excess of $66 million in investment and over 700 jobs in the aerospace-related sector announced for SC
  - TIGHITCO, an industry leader in the design, fabrication and repair of engineered components and integrated systems for aerospace, will locate a new $30 million manufacturing facility in Charleston, creating 350 jobs in 2012

- **Alternative Energy**
  - Clemson University Restoration Institute (CURI), created an 80-acre campus in Charleston for experts and researchers in design, planning and construction to advance global restoration methods and technologies
  - One of only three facilities world-wide to test wind turbine drivetrain of this size
    - Testing 7.5 megawatt turbine in April 2012 and 15mw by December 2012
  - Potential for 20,000 jobs statewide with manufacturing contract

First Financial Holdings, Inc.

Economic Updates
Charleston Market Targeted Industries

- **Biomedical**
  - Medical University of SC, nationally recognized research center and teaching hospital, awards 800+ degrees each year, employs more than 11,000, and annually contributes over $2.3 billion to the local economy
  - $238 million in research funding granted in last fiscal year
  - MUSC opening drug discovery and bioengineering research buildings in next year
  - Bioscience activity in area includes 35 pharmaceutical and medical device manufacturers and more than 50 research laboratories and development companies

- **Advanced Security**
  - Nearly every U.S. Department of Defense and Department of Homeland Security agency engaged in next-generation security systems and monitoring technology are housed in the region with more than 18,000 ex-military and government employees in the area
  - Hundreds of defense contractors are located in Charleston, including SAIC, SRC and BAE, with an estimated $8 billion in contracts completed since 2000
  - Space & Naval Warfare Systems Center Atlantic (SPAWAR) will soon open a new consolidated engineering laboratory to focus on IT innovations

Economic Updates

Targeted Industries

- **SC Port Authority**
  - Eighth largest U.S. container ports by cargo value
    - Over $62.4 billion in goods move through the port annually
  - Deepest harbor and shipping channels in the South Atlantic
    - Regularly hosts Post-Panamax vessels at high tide
  - Approval for study to deepen harbor 3 – 5 feet to accommodate larger ships at any tide
  - Offers global connections to 150 countries around the world
  - Fiscal 2011 year ended with container volume up 8.3%
    - Incremental 1.38 million twenty-foot equivalent units "TEU"
  - New three-berth, 280-acre container terminal scheduled to open in 2013

- **Other Market Updates**
  - Continental Tires is building a Sumter, SC plant staring in mid-2012
    - $500 million total investment and anticipate 1,700 new jobs by 2020
  - 2012 PGA Championship to be held at Kiawah Island
    - Expected to make a $193 million economic impact to SC
  - PeopleMatter, a human resource technology firm, is locating their headquarters in downtown Charleston
    - Investing $18.8 million and creating 265 jobs during the next 5 years
  - Iron Man 3 will be filming in Wilmington during 2012
    - Expected to create over 500 jobs during production

First Financial Holdings, Inc.

Residential Mortgage Loans

Residential Mortgage Loan Portfolio
As of September 30, 2011



■ Residential 1-4 family   ■ Residential construction and land

Delinquent Loans



■ Residential 1-4 family   ■ Residential construction and land

Nonperforming Loans



■ Residential 1-4 family   ■ Residential construction and land

Net Charge-Offs



■ Residential 1-4 family   ■ Residential construction and land

(1) Net charge-offs for the quarter ended June 30, 2011 include charge-offs in the amount of $15 million due to the reclassification of loans to LHS.

Residential Mortgage Credit Quality Trends

	As of and for the Quarter ended									
	September 30, 2010		December 31, 2010		March 31, 2011		June 30, 2011		September 30, 2011	
		% of		% of		% of		% of		% of
(dollars in thousands)	$	Portfolio	$	Portfolio	$	Portfolio	$	Portfolio	$	Portfolio
Delinquent Loans[1]										
Residential 1-4 family	$ 3,486	0.42%	$ 6,712	0.76%	$ 3,050	0.33%	$ 1,404	0.16%	$ 1,722	0.19%
Residential land	302	0.54	432	0.80	1,398	2.86	325	0.76	65	0.16
Total delinquent residential loans	$ 3,788	0.42%	$ 7,144	0.75%	$ 4,448	0.45%	$ 1,729	0.18%	$ 1,787	0.18%
Nonperforming Loans										
Residential 1-4 family	$ 17,350	2.07%	$ 20,371	2.29%	$ 23,663	2.58%	$ 1,242	0.14%	$ 1,595	0.18%
Residential land	4,872	8.65	4,997	9.29	3,604	7.36	451	1.05	1,140	2.80
Total residential nonaccruing loans	22,222	2.45%	25,368	2.65%	27,267	2.77%	1,693	0.18%	2,735	0.28%
Restructured Loans still accruing	750		745		732		733		734	
Total nonperforming residential loans	$ 22,972		$ 26,113		$ 27,999		$ 2,426		$ 3,469	
Net Charge-Offs										
Residential 1-4 family	$ 2,311	1.12%	$ 612	0.28%	$ 976	0.43%	$ 12,177	5.28%	$ 414	0.18%
Residential land	1,297	9.08	735	5.34	620	4.83	4,099	34.79	165	1.58
Total residential net charge-offs	$ 3,608	1.61%	$ 1,347	0.58%	$ 1,596	0.65%	$ 16,276	6.59%	$ 579	0.24%

[1] Includes loans past due 30-89 days.

Residential Mortgage Loan Details

Analysis of Portfolio Loans
As of September 2011

	% of Portfolio
30-year Fixed Rate	16%
30-year Jumbos	7%
15-year Fixed Rate	20%
Hybrid ARMs	13%
CMT Adjustable Rate	23%
LIBOR Adjustable Rates	17%
Other	4%
	100%

Origination Profile
As of September 2011

	Retail	CLD
Source	54%	46%
Avg. FICO	759	772
Avg. LTV	67%	69%
Fixed rate locks	87%	96%
Purchase percentage	31%	18%
Refinance percentage	69%	82%

Commercial Loans

Commercial Loan Portfolio
As of September 30, 2011



- Commercial business
- Commercial real estate
- Commercial construction and land

Note: 39% of CRE consists of owner occupied property

Delinquent Loans



($ in thousands)

- Commercial business
- Commercial real estate
- Commercial construction and land

Nonperforming Loans



($ in thousands)

- Commercial business
- Commercial real estate
- Commercial construction and land

Net Charge-Offs



($ in thousands)

- Commercial business
- Commercial real estate
- Commercial construction and land

(1) Net charge-offs for the quarter ended June 30, 2011 include charge-offs in the amount of $78 million due to the reclassification of loans to LHS.

Commercial Credit Quality Trends

(dollars in thousands)	As of and for the Quarter ended									
	September 30, 2010		December 31, 2010		March 31, 2011		June 30, 2011		September 30, 2011	
	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Commercial business	$ 2,140	2.31%	$ 3,476	3.81%	$ 1,618	1.78%	$ 2,387	2.96%	$ 868	1.07%
Commercial real estate	8,920	1.49	10,600	1.79	9,322	1.63	2,703	0.56	3,394	0.72
Commercial construction	1,981	6.96	635	2.66	---	---	---	---	595	3.95
Commercial land	3,428	2.39	5,348	3.99	4,220	3.54	821	1.16	537	0.80
Total commercial delinquent loans	$ 16,469	1.91%	$ 20,059	2.39%	$ 15,160	1.89%	$ 5,911	0.91%	$ 5,394	0.85%
Nonperforming Loans										
Commercial business	$ 6,951	7.50%	$ 9,769	10.72%	$ 9,151	10.06%	$ 3,664	4.55%	$ 4,322	5.34%
Commercial real estate	48,973	8.18	57,724	9.77	60,256	10.57	16,396	3.40	18,400	3.90
Commercial construction	5,704	20.05	4,484	18.77	4,074	18.29	1,451	9.05	266	1.77
Commercial land	46,109	32.16	43,824	32.73	40,740	34.14	5,411	7.67	6,310	9.36
Total commercial nonaccrual loans	107,737	12.48%	115,801	13.79%	114,221	14.23%	26,922	4.15%	29,298	4.62%
Restructured Loans still accruing	---		833		818		802		---	
Total commercial nonperforming	$ 107,737		$116,634		$ 115,039		$ 27,724		$ 29,298	
Net Charge-Offs										
Commercial business	$ 1,789	7.00%	$ 264	1.15%	$ 1,829	8.00%	$ 6,826	30.60%	$ 136	0.69%
Commercial real estate	3,402	2.28	237	0.16	2,195	1.51	41,022	29.15	433	0.36
Commercial construction	270	3.15	314	4.80	(3)	(0.05)	3,067	53.06	635	16.12
Commercial land	4,175	10.84	2,127	6.14	4,824	14.94	33,995	118.23	2,052	12.15
Total net commercial charge-offs	$ 9,636	4.35%	$ 2,942	1.38%	$ 8,845	4.28%	$ 84,910	42.98%	$ 3,256	2.04%

[1] Includes loans past due 30-89 days.

Consumer Loans


Consumer Loan Portfolio
As of September 30, 2011
14%
49%
37%
Home equity
Manufactured housing
Marine and other consumer


($ in thousands)
Delinquent Loans
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Home equity
Manufactured housing
Marine and other consumer


($ in thousands)
Nonperforming Loans
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Home equity
Manufactured housing
Marine and other consumer


($ in thousands)
Net Charge-Offs
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Sep-10
Dec-10
Mar-11
Jun-11 (1)
Sep-11
Home equity
Manufactured housing
Marine and other consumer

(1) Net charge-offs for the quarter ended June 30, 2011 include charge-offs in the amount of $2 million due to the reclassification of loans to LHS.

Consumer Credit Quality Trends

(dollars in thousands)	As of and for the Quarter ended									
	September 30, 2010		December 31, 2010		March 31, 2011		June 30, 2011		September 30, 2011	
	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Home equity	$ 4,625	1.16%	4,355	1.10%	3,550	0.92%	3,266	0.86%	3,408	0.92%
Manufactured housing	3,207	1.19	4,043	1.50	2,491	0.92	2,298	0.84	2,600	0.94
Marine	462	0.70	707	1.13	296	0.50	264	0.46	980	1.77
Other consumer	1,765	2.92	905	1.56	592	1.11	589	1.09	629	1.19
Total delinquent loans	$ 10,059	1.27%	$ 10,010	1.27%	$ 6,929	0.90%	$ 6,417	0.84%	$ 7,617	1.01%
Nonperforming Loans										
Home equity	$ 6,969	1.75%	9,450	2.39%	9,379	2.42%	9,165	2.42%	6,871	1.86%
Manufactured housing	2,909	1.08	3,609	1.34	3,517	1.30	2,953	1.08	2,922	1.06
Marine	188	0.29	67	0.11	42	0.07	94	0.16	47	0.09
Other consumer	206	0.34	555	0.96	181	0.34	129	0.24	127	0.24
Total consumer nonaccrual loans	10,272	1.29%	13,681	1.74%	13,119	1.70%	12,341	1.61%	9,967	1.32%
Loans 90+ days still accruing	175		204		109		76		171	
Total consumer nonperforming loans	$ 10,447		$ 13,885		$ 13,228		$ 12,417		$ 10,138	
Net Charge-Offs										
Home equity	$ 2,669	2.66%	$ 2,974	3.00%	$ 3,368	3.43%	$ 4,725	4.91%	$ 4,910	5.28%
Manufactured housing	1,145	1.71	834	1.24	1,172	1.74	1,049	1.54	978	1.42
Marine	195	1.16	184	1.14	258	1.69	44	0.30	158	1.12
Other consumer	399	2.59	724	4.89	647	4.66	446	3.28	217	1.61
Total consumer net charge-offs	$ 4,408	2.21%	$ 4,716	2.39%	$ 5,445	2.80%	$ 6,264	3.26%	$ 6,263	3.31%

[1] Includes loans past due 30-89 days.

Home Equity Composition

- Annual review of collateral values and quarterly reviews of credit score
- 94% of lines are interest only
- 35% of lines are frozen as result of reviews which identified material changes in financial circumstances
- 27% of lines are fully drawn as of September 30, 2011

Graphical data as of September 30, 2011



- ■ 1st Position
- ■ 2nd Position to First Federal 1st Position
- ■ 2nd Position to Third party 1st Position



- ■ 800 + beacon   ■ 750 -799 beacon   ■ 700 - 749 beacon
- ■ 660 -699 beacon   ■ < 660 beacon

Non-GAAP Reconciliation

(dollars in thousands, except per share data)		As of and For the Quarter Ended								
		September 30, 2010		December 31, 2010		March 31, 2011		June 30, 2011		September 30, 2011
Tangible assets and tangible common equity										
Total assets	$	3,323,015	$	3,301,338	$	3,302,012	$	3,221,544	$	3,206,310
Goodwill [1]		(28,260)		(28,260)		(28,260)		(3,250)		---
Other intangible assets, net [2]		(9,754)		(9,515)		(9,278)		(2,776)		(2,491)
Tangible assets (non-GAAP)	$	3,285,001	$	3,263,563	$	3,264,474	$	3,215,518	$	3,203,819
Total shareholders' equity	$	318,190	$	315,322	$	311,527	$	266,564	$	268,506
Preferred stock		(65,000)		(65,000)		(65,000)		(65,000)		(65,000)
Goodwill [1]		(28,260)		(28,260)		(28,260)		(3,250)		---
Other intangible assets, net [2]		(9,754)		(9,515)		(9,278)		(2,776)		(2,491)
Tangible common equity (non-GAAP)	$	215,176	$	212,547	$	208,989	$	195,538	$	201,015
Shares outstanding, end of period (000s)		16,527		16,527		16,527		16,527		16,527
Tangible common equity to tangible assets		6.55%		6.51%		6.40%		6.08%		6.27%
Tangible common book value per share	$	13.02	$	12.86	$	12.65	$	11.83	$	12.16
Pre-tax pre-provision earnings from continuing operations										
(Loss) income before income taxes	$	(3,299)	$	1,775	$	(2,278)	$	(65,564)	$	4,774
Provision for loan losses		17,579		10,483		12,675		77,803		8,940
Pre-tax pre-provision earnings (non-GAAP)	$	14,280	$	12,258	$	10,397	$	12,239	$	13,714

[1] Goodwill represents goodwill for continuing operations and for discontinued operations.

[2] Other intangible assets, net represents intangible assets for continuing operations and discontinued operations.

First Financial Holdings, Inc.

Nasdaq: FFCH

www.firstfinancialholdings.com

R. Wayne Hall
President & CEO
whall@firstfederal.com
843.529.5907

Blaise B. Bettendorf
EVP & Chief Financial Officer
bbettendorf@firstfederal.com
843.529.5456